

Mail Stop 3561

March 10, 2016

Catherine D'Amico
Chief Financial Officer
Monro Muffler Brake, Inc.
200 Holleder Parkway
Rochester, New York 14615

> **Re:** **Monro Muffler Brake, Inc.**
> **Form 10-K for the Fiscal Year Ended March 28, 2015**
> **Filed May 27, 2015**
> **File No. 000-19357**

Dear Ms. D'Amico:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure